June 4, 2018

CORRESPONDENCE FILING VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attention: Terence O’Brien, Accounting Branch Chief

  Office of Manufacturing and Construction

  Tracey Houser, Staff Accountant

Re:	Ferro Corporation

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 28, 2018

Definitive Proxy Statement on Schedule 14A

Filed March 22, 2018

File No. 1-00584

Ladies and Gentlemen:

Ferro Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated May 18, 2018 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A, filed March 22, 2018 (the “Proxy Statement”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2017

10. Income Taxes, page 72

1. Please tell us your consideration for disclosing the cumulative amount of undistributed foreign earnings that are considered indefinitely reinvested in accordance with ASC 740-30- 50-2 in light of your disclosure that you intend to indefinitely reinvest your undistributed foreign earnings.

Response:

The Company has provided for, and disclosed, deferred taxes on undistributed earnings of foreign subsidiaries that are not considered to be indefinitely reinvested. At December 31, 2017, the deferred taxes are disclosed in Note 10 to the Company’s financial statements contained in the Form 10-K to be $1.2 million on $8.6 million of undistributed earnings. With respect to those earnings of foreign subsidiaries that are considered to be indefinitely reinvested, we will disclose the amount of such earnings in future filings, and continue to state that we do not provide for deferred income taxes on such undistributed earnings, stating that is not practicable to do so. This is due to the significant number of foreign subsidiaries that we have, the multiple layers within our legal entity structure, and complexities of tax regulations across those foreign subsidiaries.

Securities and Exchange Commission

June 4, 2018

In future filings, the Company will be clearer with respect to its disclosure of the amount of undistributed earnings of foreign subsidiaries, and related deferred taxes, for those subsidiaries where such earnings are not considered to be indefinitely reinvested, and the corresponding disclosure of undistributed earnings of foreign subsidiaries where they are considered to be indefinitely reinvested.

We will enhance future filings to include language that is substantially similar to the following:

“At December 31, 2017, we provided $1.2 million for deferred income taxes on $8.6 million of undistributed earnings of foreign subsidiaries that are not considered to be indefinitely reinvested. For certain other of the Company’s foreign subsidiaries, undistributed earnings of [x] are considered to be indefinitely reinvested, and we have not provided for deferred income taxes, as it is not practicable to estimate the additional taxes that might be payable on the eventual remittance of such earnings”.

Definitive Proxy Statement on Schedule 14A

Proxy Statement Summary, page 1

Performance Highlights, page 2

2. Please expand your presentation to include the most directly comparable GAAP financial measure with equal or greater prominence as required by Item 10(e)(1)(i)(a) of Regulation S-K. Please refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, for guidance.

Response:

In future documents filed with the SEC, we will expand our presentation to include the most directly comparable GAAP financial measure with equal or greater prominence when presenting each non-GAAP financial measure, as required by Item 10(e)(1)(i)(a) of Regulation S-K. For example, when providing Performance Highlights comparable to those provided in the Proxy Statement, we will present GAAP gross profit followed by adjusted gross profit.

3. We note that the net sales presentation has been adjusted for the impact of constant currency foreign exchange. Please revise the title to clarify that presentation is a non-GAAP presentation in accordance with Item 10(e)(1)(ii)(e) of Regulation S-K.

Response:

In future disclosures, when net sales have been adjusted for the impact of constant currency foreign exchange, we will revise the title to clarify that the measure is a non-GAAP financial measure.

Appendix A – Non-GAAP Financial Information and Reconciliations, page A-1

4. Please revise footnote 1 on page A-1 to remove the reference to adjustments as non-recurring, as it does not appear the adjustments meet the definition in Item 10(e)(1)(ii)(b) of Regulation S-K. Please refer to Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, for guidance.

Securities and Exchange Commission

June 4, 2018

Response:

In future documents filed with the SEC, we will remove any references to adjustments as non-recurring when the adjustments do not meet the definition in Item 10(e)(i)(ii)(b) of Regulation S-K, including the guidance in Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

5. For each adjustment that consists of two or more components, please provide disclosures that include a specific description of the nature of each component and quantify. To the extent that the disclosures are provided as a footnote to another presentation, please include a cross reference. For example, we note that a description of the SG&A non-GAAP adjustments components presented on pages A-3 and A-4 has not been provided and no cross reference has been included either. We further note your description in footnote 2 for the other adjustment on page A-5 contains multiple components without clear descriptions of what the component is and without quantification of each component. Please also address this comment in your earnings press releases.

Response:

In future disclosures, when presenting an adjustment that consists of two or more components, we will provide details that include a specific description of the nature of each component and quantify. To the extent that any disclosures are provided as a footnote to another presentation, we will include a cross reference.

6. With reference to the disclosures provided in your earnings press releases included as an exhibit to your Forms 8-K filed on February 28, 2018 and May 1, 2018, please provide us with the components of the other adjustment to selling, general, and administrative expenses for each period presented. Please also provide us with your consideration of the guidance in Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, for these costs.

Response:

The components of the other adjustment to selling, general, and administrative expenses for each period presented in our earnings press releases included in our February 28, 2018 and May 1, 2018 Forms 8-K are shown in Tables 1 – 3 below.

Table 1

	Three Months Ended March 31,
Dollars in USD Thousands	2018	2017
Acquisition Related Professional Fees	$2,646	$2,025
Costs Related to Optimization Projects	898	362
Costs Related to Divested Businesses and Assets	515	163

	$4,059	$2,550

Securities and Exchange Commission

June 4, 2018

Table 2

	Three Months Ended December 31,
Dollars in USD Thousands	2017	2016
Acquisition Related Professional Fees	$5,099	$3,768
Costs Related to Optimization Projects	1,511	2,984
Costs Related to Divested Businesses and Assets	544	909

	$7,154	$7,661

Table 3

	Twelve Months Ended December 31,
Dollars in USD Thousands	2017	2016
Acquisition Related Professional Fees	$16,359	$12,248
Costs Related to Optimization Projects	2,528	2,205
Costs Related to Divested Businesses and Assets	2,693	3,547

	$21,580	$18,000

The Company believes that adjusting for these costs is meaningful and necessary to readers of our earnings press releases to understand the underlying performance of the business, as they: (1) are not operating costs of the business, but rather incurred as a result of our taking certain strategic, optimization or other actions related to the business that are outside of normal operations, which may not occur at the same rate or magnitude in the future if at all; (2) are not included in the long-term performance and value creation targets established by the business and, therefore, these adjustments are necessary to put performance of the business on a comparable basis with targets; (3) put performance of the Company on a similar basis to how metrics in our short- and long-term incentive programs for management are calculated; and (4) are not considered in our annual estimated guidance for performance of the business and, therefore, are necessary to put results of operations on the same basis of this guidance.

To be directly responsive to comment 6, below we have outlined how the concepts described in the paragraph above apply to each of the detailed adjustments in the tables 1 – 3.

Acquisition Related Professional Fees

Although we have completed a number of acquisitions in the recent past, the underlying nature of each of the completed acquisitions and potential future acquisitions and related activity is circumstantial to each transaction and could be significantly different and have significantly varied timing, including periods with no activity, thus leading to potentially substantial differences in efforts that we undertake with our third-party service providers to assist us in analyzing and completing the respective acquisitions. We believe that these factors result in the forecasting of these costs to be not practicable. Therefore, we believe adjusting for them results in measures that are representative of the underlying operations of the business and that are comparable period over period. Acquisition related costs, such as our internal corporate development personnel costs, are not adjusted for, as these costs are more recurring in nature and are a part of our underlying operations.

Securities and Exchange Commission

June 4, 2018

Costs Related to Optimization Projects

These costs represent certain actions that are being taken by the business to improve underlying performance, but do not meet the criteria for being accounted for as restructuring charges under GAAP. Because these costs are not required to operate the business, and any similar future actions could be substantially different in timing and magnitude, we believe the adjustment for them results in measures that are representative of the underlying operations of the business and that are comparable period over period. The adjustment for costs of this nature is consistent with the adjustments that we make for restructuring charges.

Costs Related to Divested Business and Assets

These costs are not required to operate the ongoing business, but instead relate to costs required to resolve certain matters related to businesses or assets that have been divested. As such, we believe adjusting for them results in measures that are representative of the underlying operations of the business and that are comparable period over period. These costs do not meet the criteria to be accounted for, and presented as, discontinued operations.

7. Regarding the adjusted cash flow from continuing operations non-GAAP measure, it appears that this is a liquidity measure given the similarity to the GAAP liquidity measure, cash flows from operating activities, and that it is presented after this GAAP liquidity measure on the first page of your earnings press release for the fourth quarter and fiscal year 2017. Please revise your disclosures for adjusted cash flow from continuing operations to reconcile this from the most directly comparable GAAP liquidity measure in accordance with Item 10(e)(1)(i)(b) of Regulation S-K and to provide the usefulness to investors information required by Item 10(e)(1)(i)(c) of Regulation S-K. Please also address this comment in your earnings press releases.

Response:

We respectively advise the Staff that we use adjusted cash flow from continuing operations as a performance measure, and not as a liquidity measure. Further, when we present or discuss adjusted cash flow from continuing operations, we also present adjusted EBITDA, which we also use as a performance measure, in close proximity within our disclosures. Based on the guidance in Question 103.02 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, such characterization is acceptable, so long as the measure is reconciled back to net income, which we do, as presented in the table in response to comment 8 below. The Company also presents these two performance measures as a ratio, or conversion rate, which we refer to as adjusted free cash flow conversion from continuing operations, because it believes this metric highlights the underlying quality of the operating performance of the business.

The Company has publicly discussed adjusted cash flow conversion from continuing operations with shareholders on its earnings conference calls, highlighting that this is a measure that the Company uses to assess performance of the business as well as an important indicator of longer-term potential value creation for shareholders. Specifically, performance is assessed against targets that were communicated as part of the Company’s investor day during the fourth quarter of 2017, where we communicated a target for this measure to be achieved by 2020. In due course, the Company also uses adjusted free cash flow from continuing operations as one of the components of targets in its long-term incentive awards given to management. Adjusted free cash flow from continuing operations on invested capital has now been utilized within performance share awards granted during the last two years, further indicating that the Company uses this measure as one to assess underlying performance of the business.

Separately, we will going forward, continue to present total cash flow, or change in cash, in accordance with GAAP, and also present the change in net debt, a non-GAAP financial measure, of which adjusted cash flow from continuing operations is only one component thereof, but not itself discussed as a liquidity measure. However, we will present this calculation on a separate schedule to avoid any confusion of a potential reconciliation to adjusted free cash flow from continuing operations. Further, when discussing and assessing

Securities and Exchange Commission

June 4, 2018

liquidity, the Company’s focus is on total cash flow and change in net debt, but also, importantly, on availability under its credit facility to fund growth, cash on hand and other operating requirements of the business consistent with the Company’s discussion on liquidity in its quarterly reports on Form 10-Q and annual reports on 10-K.

We understand that the title may be similar to a liquidity measure, so in the future, we will title it as presented in the response to comment 8 below, and clearly reconcile this measure to net income attributable to Ferro Corporation common shareholders.

Lastly, we understand that presenting adjusted free cash flow next to net cash provided by operating activities, which is a GAAP financial measure, on the first page of our earnings releases may be confusing, and we will stop presenting it in such a manner in future earnings releases.

8. Please provide us with the reconciliation for the adjusted cash flow from continuing operations non-GAAP measure from the most directly comparable GAAP liquidity measure. For each adjustment that represents a cash settlement, please provide us with your consideration of the guidance in Item 10(e)(1)(ii)(a) of Regulation S-K.

Response:

As noted above in our response to comment 7, we believe that the adjusted cash flow from continuing operations non-GAAP financial measure is a performance measure. Accordingly, we will continue to reconcile this measure to net income attributable to Ferro Corporation common shareholders in future disclosures and note differences between GAAP and non-GAAP adjusted figures in a form similar to the table below.

Securities and Exchange Commission

June 4, 2018

Reconciliation of Net Income Attributable to Ferro Corporation

Common Shareholders to Adjusted EBITDA, and Adjusted Free Cash

Flow from Continuing Operations Conversion

	Twelve Months Ended December 31, 2017
	Cash Flows Under US GAAP	Non-GAAP Adjustments		Adjusted Free Cash Flow Conversion from Continuing Operations - Non-GAAP Metric
Net Income Attributable to Ferro Corporation Common Shareholders				57,054
Net Income Attributable to Noncontrolling Interests				714
Loss from Discontinued Operations, Net of Income Taxes				—
Restructuring and Impairment Charges				11,409
Other Expense, Net				7,936
Interest Expense				27,754
Income Tax Expense				52,750
Depreciation and Amortization				50,085
Cost of Sales Adjustments:
Postretirement Benefits Mark-to-Market Adjustments - (Income)/Expense				(603)
Amortization of Purchase Accounting Adjustments and Other Acquisition Related Costs				8,774
SG&A Adjustments:
Postretirement Benefits Mark-to-Market Adjustments - (Income)/Expense				(3,249)
Acquisition Related Professional Fees				16,359
Costs Related to Optimization Projects				2,528
Costs Related to Divested Businesses and Assets				2,693

Adjusted EBITDA				234,204
Capital Expenditures	(50,552)	16,303	(1)	(34,249)
Working Capital	(46,664)	3,910	(2)	(42,754)
Restructuring	(3,816)	3,816		—
Cash Income Taxes	(25,662)			(25,662)
Cash Interest	(26,850)			(26,850)
Pension Contributions	(4,533)			(4,533)
Incentive Compensation Payments	(12,224)			(12,224)
Other	(24,822)	27,025	(3)	2,203

Adjusted Free Cash Flow from Continuing Operations				90,135

Adjusted Free Cash Flow Conversion from Continuing Operations				38.5%

(1)	The adjustment to capital expenditures represents capital spend for certain optimization projects that are not expected to recur in the long-term at the current rate.
(2)	The adjustment to working capital represents spend for the build in inventory related to optimization projects noted in (1) above. This build in inventory is considered to be outside of the normal operations of the underlying business, and expected to be temporary in nature.
(3)	The adjustment to other represents those cash outlays for (a) acquisitions related professional fees (16,833), (b) costs related to certain optimization projects (7,499), and (c) costs related to divested businesses and assests (2,693).

It should be noted that adjusted EBITDA, adjusted free cash flow from continuing operations, adjusted free cash flow conversion from continuing operations are financial measures not required by, or presented in accordance with, accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, the financial measures prepared in accordance with U.S. GAAP and a reconciliation of these financial measures to the most comparable U.S. GAAP financial measures is presented. Adjusted EBITDA is net income (loss) attributable to Ferro Corporation common shareholders before the effects of income attributable to noncontrolling interests, discontinued operations, restructuring and impairment charges, other (income) expense, net, interest expense, income tax expense, depreciation and amortization, non-GAAP adjustments to cost of sales, and non-GAAP adjustments to SG&A. Adjusted free cash flow from continuing operations is adjusted EBITDA less adjusted capital expenditures, adjusted changes in working capital, cash income taxes, cash interest, pension contributions, incentive compensation payments, and adjusted other continuing operations cash items. Adjusted free cash flow conversion from continuing operations is adjusted free cash flow from continuing operations over adjusted EBITDA. We believe this data provides investors with additional information on the underlying operations and trends of the business, and enables period-to-period comparability of the financial performance of the business. Additionally, certain elements of these measures are used in the calculation of certain incentive compensation programs for management.

Securities and Exchange Commission

June 4, 2018

9. For the adjusted cash flow from continuing operations non-GAAP measure, we note that you also refer to this measure as adjusted free cash flow from continuing operations. Please consistently title this non-GAAP measure throughout your proxy statement, earnings press release and other presentations provided to investors.

Response:

In future disclosures, we will consistently title the non-GAAP financial measures that we present.

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 875-5473.

Very truly yours,

FERRO CORPORATION

/s/ Benjamin J. Schlater
Benjamin J. Schlater
Chief Financial Officer